

Mail Stop 4546

April 25, 2017

VIA E-mail
Mr. W. Robert Berkley Jr.
Chief Executive Officer and President
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

> **Re: W. R. Berkley Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-15202**

Dear Mr. Berkley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note (14) Reserves for Losses and Loss Expenses, page 73

1. Please tell us whether the incurred but not reported (IBNR) liabilities for each accident year presented in each of your claims development tables beginning on page 75 include the expected development on reported claims as stipulated in ASC 944-40-50-4Da. If not, tell us how your presentation complies with GAAP.

2. Please tell us what consideration you gave to disclosing your methodologies for determining the presented amounts of IBNR liabilities and expected development on reported claims. In this regard, in addition to being silent on whether your IBNR liabilities includes expected development on reported claims, your general disclosure of the variety of actuarial techniques and methods used to estimate your reserves for losses and loss expenses beginning on page 73 does not appear to clearly identify how IBNR is

determined in relation to your total reserves and claims reserves. Refer to ASC 944-40-50-4F.

3. In the first paragraph on page 75 you indicate that you include your UK and European insurance businesses in your claims development tables (excluding those for primary and excess workers' compensation) for accident years 2012 through 2016 since, underwriting year information was only available prior to 2012. Please address the following comments:

   - Tell us why it is appropriate to exclude these businesses from your primary and excess workers' compensation tables.
   - Tell us whether your indication that underwriting information by accident year was only available prior to 2012 is a typographical error. In this regard, it is unclear why you could not present this information for the 2011 and earlier accident years if you had it only prior to 2012.
   - Assuming that you had no accident year information for some of the years presented in your tables, tell us whether you exclude the information from these businesses from your claims development tables under the impracticability exception under ASC 944-40-65-1e.

4. Please tell us the types of contracts included in your Other Liability claims development tables and explain how you determined your disclosures do not obscure useful information by aggregating contracts that have significantly different characteristics. Refer to ASC 944-40-50-4H.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance